

June 30, 2014

Via E-mail
Mr. Arun Menawat
President and Chief Executive Officer
Novadaq Technologies Inc.
5090 Explorer Drive, Suite 202
Mississauga, Ontario
CANADA L4W 4LS

     Re: **Novadaq Technologies Inc.**
               Form 40-F for the Fiscal Year Ended December 31, 2013
               Filed March 28, 2014
               Form 6-K
               Filed February 6, 2014
               File No. 1-35446

Dear Mr. Menawat:

     We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendments to your filings and the information you provide in response to this comment, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2013

Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting and Attestation Report of Auditor

1. Please revise your management's report on internal control over financial reporting to include the following:

- a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant and

- a statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting.

Refer to the guidance in General Instruction B.6(c) of Form 40-F. Please also revise the December 31, 2013 management's report on internal control over financial reporting included in Exhibit 99.2 of this filing and included in Exhibit 99.2 of your Form 6-K filed on February 6, 2014 to comply with our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief